Exhibit (g)(2)

               IN THE COURT OF CHANCERY IN THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY

---------------------------------------------X
JOHN MIZARRO,                                :
                                             :
                        Plaintiff,           :
                                             :
            -against-                        :  Civil Action No. 17229
                                             :
U S WEST , INC., HANK BROWN,                 :
GEORGE J. HARAD, ALLEN F. JACOBSON,          :
PETER S. HELLMAN, FRANK POPOFF,              :
RICHARD D. MCCORMICK, LINDA G.               :
ALVARADO, CRAIG G. BARRETT, JERRY J.         :
COLANGELO, MARILYN CARLSON NELSON            :
and SOLOMON D. TRUJILLO,                     :
                                             :
                        Defendants.          :
---------------------------------------------X


                             CLASS ACTION COMPLAINT
                             ----------------------

            Plaintiff, as and for his complaint, alleges upon information and belief, except as to himself, which he alleges upon knowledge, as follows:

                              NATURE OF THE ACTION
                              --------------------

            1. Plaintiff brings this action as a class action on behalf of plaintiff and all other stockholders of U S West, Inc. ("U S West " or the "Company") against the directors and/or senior officers of U S West to enjoin certain actions of the Company and the Director Defendants (as defined herein). In particular, U S West's shareholders are currently being deprived of the opportunity to realize the full benefits of their investment in U S West.

            2. Among other things, the director defendants have failed to adequately consider and embrace a premium offer to acquire control of U S West by Qwest Communications International, Inc. ("Qwest"). The director defendants are utilizing their fiduciary positions of control over U S West to thwart Qwest and others in their legitimate attempts to acquire the Company.

            3. Such action and inaction represent an effort by the Director Defendants to entrench themselves in office so that they may continue to receive the substantial salaries, compensation and other benefits and perquisites of their offices.

            4. The Director Defendants are abusing their fiduciary positions of control over U S West to thwart legitimate attempts at acquiring the Company and are seeking to entrench themselves in the management of the Company. The actions of the Director Defendants constitute a breach of their fiduciary duties to maximize shareholder value, to not consider their own interests over those of the Company, and to respond reasonably and on an informed basis to BONA FIDE offers for the Company.

                                   THE PARTIES
                                   -----------

            5. Plaintiff John Mizzaro had been, at all times relevant to the action, and continues to be, an owner of U S West common stock.

            6. Defendant U S West is a corporation duly organized and existing under the laws of the State of Delaware, with its principal executive offices located at 1801 California Street, Denver, Colorado. U S West and its subsidiaries comprise a regional Bell operating company serving 25 million customers in 14, mainly rural, states.

            7. Defendants Hank Brown, George J. Harad, Allen F. Jacobson,  Peter
S. Hellman, Frank Popoff, Richard D. McCormick, Linda C. Alvarado, Craig K. Barrett, Jerry J. Colangelo, Marilyn Carlson Nelson and Solomon D. Trujillo (hereinafter collectively referred to as the "Director Defendants") are each members of Columbia's Board of Directors. In addition, defendant Solomon D. Trujillo serves as chief executive officer of the Company.

            8. By virtue of their positions as directors and/or officers of U S West, the Director Defendants have, and at all relevant times had, the power to control and influence, and did control and influence and cause U S West to engage in the practices complained of herein. Each Director Defendant owed and owes U S West and its stockholders fiduciary obligations and were and are required to: use their ability to control and manage U S West in a fair, just and equitable manner; act in furtherance of the best interests of U S West and its stockholders; act to maximize stockholder value in connection with a change of ownership and control; govern U S West in such a manner as to heed the expressed views of its public shareholders; refrain from abusing their positions of control; and not to favor their own interests at the expense of U S West and its stockholders.

                            CLASS ACTION ALLEGATIONS
                            ------------------------

            9. Plaintiff brings this action pursuant to Rule 23 of the Rules of this Court, individually and as a class action on behalf of all other public holders of U S West stock, and their successors in interest (excluding defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of them and their successors in interest), who are or will be threatened with material injury arising from defendants' actions as more fully described herein.

            10. This action is properly maintainable as a class action for the following reasons:

                  (a) The Class of stockholders f or whose benefit this action is brought is so numerous that joinder of all members is impracticable. As of April 22, 1999, U S West had more than 503.59 million shares of common stock outstanding, and there are thousands of stockholders of record. Members of the Class are scattered throughout the United States.

                  (b) There are questions of law and fact which are common to the Class including whether defendants have breached the fiduciary duties owed by them to plaintiff and members of the Class by reason of the acts described herein.

                  (c) Plaintiff's claims are typical of the claims of the Class in that all members of the Class will be damaged by the Director Defendants' actions.

                  (d) Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff is an adequate representative of the Class. Plaintiff anticipates that there will not be any difficulty in the management of this litigation as a class action.

                  (e) The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

                  (f) The defendants have acted, or refused to act, on rounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

                             SUBSTANTIVE ALLEGATIONS

            11. On June 13, 1999, Qwest issued a press release announcing that it has offered to acquire U S West for at least $78 per share in Qwest common stock, or at least $40.2 billion in stock and the assumption of $10 billion in U S West debt, the aggregate -- representing at least a 25.3 percent premium to the prevailing market price, and a 22.2 percent premium over the value to U S West shareholders of the pending Global Crossing transaction, which was announced on May 17, 1999.

            12. The Director Defendants have hastily, and without proper evaluation, rejected Qwest's premium offer and have been content to remain behind the protections of the Company's defenses from unwanted takeover. To act consistent with their fiduciary duties, the Director Defendants should evaluate all available alternatives, including negotiating with U S West which they have failed to do.

            13. The Director Defendants owe fundamental fiduciary obligations under the present circumstances to take all necessary and appropriate steps to maximize shareholder value and explore in good faith the Qwest proposal. In addition, the Director Defendants have the responsibility to act independently so that the interests of U S West's public stockholders will be protected, to seriously consider all BONA FIDE offers for the Company, and to conduct fair and active bidding procedures or other mechanisms for checking the market to assure that the highest possible price is achieved. Further, the directors of the Company must adequately ensure that no conflict of interest exists between defendants' own interests and their fiduciary obligations to maximize stockholder value and act in the shareholders' best interests or, if such conflicts exist, to ensure that they will be resolved in the best interests of the Company's public stockholders.

            14. U S West represents a highly attractive acquisition candidate. Defendants' conduct has deprived and will continue to deprive the Company's public shareholders of the very substantial control premium which Qwest is prepared to pay or of the enhanced premium which further exposure of the Company to the market could provide. Defendants are precluding the shareholders' enjoyment of the full economic value of their investment by hastily rejecting Qwest's premium offer and by failing to adequately evaluate and pursue a premium acquisition proposal which would provide for an acquisition for all shares at a very attractive price.

            15. U S West's Board and its top management have frustrated and rejected Qwest's current acquisition overtures and offers, even though these proposals would result in U S West's shareholders receiving a substantial premium over the then market price of U S West stock. The Director Defendants have done this because they know that in the event U S West were acquired by any potential bidders, most of the directors of U S West and its senior management would, either in connection with the acquisition or shortly thereafter, be removed from the Board of the surviving company because their services would not be necessary and they would be mere surplusage and thus an acquisition would bring an end to their power, prestige and profit. In so acting, U S West's directors and those in management allied with them have been aggrandizing their own personal positions and interests over those of U S West and its broader shareholder community to whom they owe fundamental fiduciary duties not to entrench themselves in office.

            16. By virtue of the acts and conduct alleged herein, the Director Defendants, who control the actions of the Company, have, carried out a preconceived plan and scheme to place their own personal interests ahead of the interests of the shareholders of U S West and thereby entrench themselves in their offices and positions within the Company. The Director Defendants have violated their fiduciary duties owed to plaintiff and the Class in that they have not and are not exercising independent business judgment and have acted and are acting to the detriment of the Company's public shareholders for their own personal benefit.

            17. Plaintiff seeks preliminary and permanent injunctive relief and declaratory relief preventing defendants from inequitably and unlawfully depriving plaintiff and the Class of their rights to realize a full and fair value for their stock at a substantial premium over the market price and to compel defendants to carry out their fiduciary duties to maximize shareholder value in selling U S West.

            18. Only through the exercise of this Court's equitable powers can plaintiff be fully protected from the immediate and irreparable injury which the defendants' actions threaten to inflict. 19.---Unless enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class, and/or aid and abet and participate in such breaches of duty, will continue to entrench themselves in office, and will prevent the sale of U S West at a substantial premium, all to the irreparable harm of plaintiff and the other members of the Class.

            20. Plaintiff and the Class have no adequate remedy at law.

            WHEREFORE, plaintiff demands judgment as follows:

            A. Declaring this to be a proper class action and certifying plaintiff as class representative;

            B. Ordering the Director Defendants to carry out their fiduciary duties to plaintiff and the other members of the Class by announcing their intention to:

                  (i) cooperate fully with any entity or person, including Qwest, having a BONA FIDE interest in proposing any transaction which would maximize shareholder value, including, but not limited to, a buy-out or takeover of the Company;

                  (ii) immediately undertake an appropriate evaluation of U S West's worth as a merger or acquisition candidate;

                  (iii) take all appropriate steps to effectively expose U S West to the marketplace in an effort to create an active auction of the Company;

                  (iv) act independently so that the interests of the Company's public shareholders will be protected; and

                  (v) adequately ensure that no conflicts of interest exist between the Director Defendants' own interest and their fiduciary obligation to maximize shareholder value or, in the event such conflicts exist, to ensure that all conflicts of interest are resolved in the best interests of the public shareholders of U S West.

            C. Declaring that the Director Defendants have violated their fiduciary duties to the Class;

            D. Enjoining defendants from abusing the corporate machinery of the Company for the purpose of entrenching themselves in office;

            E. Ordering the Director Defendants to take steps to facilitate a premium acquisition by utilizing the Company's anti-takeover defense exclusively in a manner designed to maximize shareholder value;

            F. Ordering the Director Defendants, jointly and severally to account to plaintiff and the Class for all damages suffered and to be suffered by them as a result of the acts and transactions alleged herein;

            G. Awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for plaintiff's attorney's and experts' fees; and

            H. Granting such other and further relief as may be just and proper.


                              ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A.



                              By:_____________________________________________
                              Suite 1401, Mellon Bank Center
                              P.O. Box 1070
                              Wilmington, Delaware 19899
                              (302) 656-4433
                              Attorneys for Plaintiff

OF COUNSEL:

MILBERG WEISS BERSHAD HYNES & LERACH LLP
One Pennsylvania Plaza
New York, New York 10119
(212) 594-5300

June 14, 1999